Exhibit 12.0

WASHINGTON GAS LIGHT COMPANY AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Years Ended September 30,
(Dollars in Thousands)

	2000	1999	1998	1997	1996
FIXED CHARGES:
Interest Expense	$ 43,535	$ 37,437	$ 37,473	$ 33,599	$ 29,876
Amortization of Debt Premium,
Discount and Expense	346	566	370	299	256
Interest Component of Rentals	12	12	12	17	96
Total Fixed Charges	$ 43,893	$ 38,015	$ 37,855	$ 33,915	$ 30,228

EARNINGS:
Net Income	$ 84,574	$ 68,768	$ 68,629	$ 82,019	$ 81,591
Add:
Income Taxes Applicable to
Utility Operating Income	47,821	38,689	38,022	47,864	49,376
Income Taxes Applicable to
Non-Utility Operating Income
and Other Income (Expenses) - Net	(153)	2,887	1,784	577	(629)
Total Fixed Charges	43,893	38,015	37,855	33,915	30,228
Total Earnings	$ 176,135	$ 148,359	$ 146,290	$ 164,375	$ 160,566
Ratio of Earnings to Fixed Charges	4.0	3.9	3.9	4.8	5.3